UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

ENERFLEX LTD.

(Exact name of registrant as specified in its charter)

Canada (Federal Level)	001-41531	98-0457703
(State or Other Jurisdiction of Incorporation or Organization)	(Commission File Number)	(IRS Employer Identification No.)

Suite 904, 1331 Macleod Trail S.E.

Calgary, Alberta, Canada, T2G 0K3

(Address of Principal Executive Offices) (Zip Code)

Steven Smart (281) 855-5137

(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2024.

Section 1 - Conflict Minerals Disclosure

Enerflex Ltd. (“Enerflex”, the “Company”, “we”, “our”) deploys and services high-quality sustainable energy infrastructure. The Company's comprehensive portfolio includes compression, processing, cryogenic, and treated water solutions, spanning all phases of a project's lifecycle, from front-end engineering and design to after-market services. Enerflex is optimally positioned to serve its client partners in core markets, enhancing long-term shareholder value through sustainable improvements in efficiency, profitability, and cash flow generation. Headquartered in Calgary, Alberta, Canada, the Company has operations in 17 countries across North America, Latin America, and the Eastern Hemisphere. With over 700,000 sq. ft. of manufacturing capability in three fabrication facilities across North America, Enerflex delivers high-quality, long-life solutions globally.

As part of our business, we manufacture products for which gold, tantalum, tin and/or tungsten (collectively, “3TG materials”) are necessary to the functionality or production of our products. We are required to comply with Rule 13p-1 of the Securities Exchange Act of 1934, as amended, as implemented through SEC Specialized Disclosure Report on Form SD (“Rule 13p-1”). Accordingly, in compliance with Rule 13p-1, we are filing this Specialized Disclosure Report on Form SD and the Conflict Minerals Report filed as Exhibit 1.01 hereto, and have contemporaneously posted this Specialized Disclosure Report on Form SD and the Conflict Minerals Report on our website at www.enerflex.com.

Item 1.01	Conflict Minerals Disclosure and Report

A copy of Enerflex Ltd.’s Conflict Minerals Report for the reporting period January 1, 2024 to December 31, 2024 is provided as Exhibit 1.01 hereto and is publicly available on our website at www.enerflex.com.

Item 1.02	Exhibit

The Conflict Minerals Report required by Item 1.01 is filed as Exhibit 1.01 to this Form SD.

Section 2 – Exhibits

Item 2.01	Exhibits

Exhibit No.	Description
1.01	Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

ENERFLEX LTD.

Date: May 8, 2025	By:	/s/ Joe Ladouceur
Joe Ladouceur Chief Financial Officer (Interim)